IMMURON LIMITED

Suite 1, 1233 High Street

Armadale, Victoria, Australia 3143

May 22, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Suzanne Hayes, Esq.

Assistant Director

Re:	Immuron Limited
Amendment No. 4 to Registration Statement on Form F-1
Filed May 8, 2017
File No. 333-215204 (the “Registration Statement”)

Dear Ms. Hayes:

Please find below responses to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated May 19, 2017 (the “Comment Letter”) relating to the draft Registration Statement submitted to the Commission by Immuron Limited (the “Company” or “Immuron”) referenced above.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

Dilution, page 39

1. Please refer to prior comment one. Please include the proposed new tabular disclosure in an amended Form F-1 and revise other related disclosures to be consistent with this new presentation. For example, your proposed disclosure incorrectly describes the public offering price of $21 per ADS as “after excluding underwriting discounts and commissions,” when this price is before adjustment for underwriting discounts and commissions.

Response:

The Company has included the new tabular disclosure in amendment no. 5 to the F-1 as previously included with its May 11, 2017 correspondence filing. The Company has also revised the related disclosures to be consistent with the new presentation. On May 19, 2017, the closing price of the Company’s ordinary shares on the Australian Securities Exchange was AUD$0.53 per ordinary share, equivalent to $15.74 per ADS based on an exchange rate of AUD$1.00 to $0.7426 (as published by the Reserve Bank of Australia as of May 19, 2017). Where applicable, the Company has revised the Registration Statement using the assumed price of $15.74.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Darrin Ocasio, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
IMMURON LIMITED

By:	/s/ Thomas Liquard
Thomas Liquard, Chief Executive Officer